UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: RTX Corporation

NAME OF PERSONS RELYING ON EXEMPTION: JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated March 21, 2024

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. JLens is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: JLens is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of RTX Corporation (the “Company” or “RTX”)

From:	JLens

Date:	March 21, 2024

Re:	The case to vote AGAINST Proposal 7 (“Human Rights Impact Assessment”) on RTX Corporation’s 2024 Proxy Statement

We urge you to vote AGAINST the Raytheon Human Rights Impact Assessment that is included as Proposal 7 in the Company’s 2024 Proxy Statement. The proposal and supporting statement include language that is false and misleading, could embolden antisemitism in society, and we believe seeks to delegitimize Israel’s right to exist.

Proposal 7 contains false and misleading information.

Proposal 7 of RTX’s 2024 proxy statement, which was submitted by a shareholder, requests that the RTX board of directors “publish a report, at reasonable cost and omitting proprietary information, with the results of a Human Rights Impact Assessment (HRIA), examining Raytheon’s actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas and/or those violating international law.”

While the proposal itself ostensibly aims to uphold human rights by seeking an impartial evaluation of the company's human rights impact, its support relies in part on a false statement alleging that Raytheon's arms sales to Israel are “used to maintain the system of apartheid” (page 106 of the Proxy Statement).1

To support these offensive claims, the proposal cites biased publications by Amnesty International and the fringe Masspeace Action, known proponents of the anti-Israel BDS (Boycotts, Divestment, and Sanctions) movement2 that go beyond just criticizing Israeli policies and actions to painting Israel's very existence as illegitimate, immoral, and faulted.3

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000130817924000096/rtx4243711_def14a.htm

2 https://www.adl.org/resources/letter/adl-letter-amnesty-international-regarding-hostility-toward-israel

3 https://www.adl.org/resources/letter/adl-letter-amnesty-international-regarding-hostility-toward-israel

The claim that Israel seeks to “maintain a system of apartheid” is manifestly false. Under international law, the crime of apartheid requires the existence of a system of domination by one racial group over another, motivated by extreme racial animus and established for the purpose of racial discrimination.4

The existing Palestinian-Israeli conflict is not the result of a system of racial animus and domination, but rather stems from multiple geopolitical and security factors, including, but not limited to, Arab rejectionism of the 1947 UN Partition Plan; wars launched by Arab states against Israel in 1948, 1967, and 1973; Jordanian and Egyptian control over the West Bank and Gaza from 1949-1967; Palestinian political splits between Hamas and Fatah and the Hamas forcible takeover of Gaza; Iran’s establishment and funding of terrorist militias (Hamas, Hezbollah, Houthis) to threaten Israel’s borders; and mass Palestinian terror attacks against Israel utilizing suicide bombings, shootings, stabbings, missile assaults, and car run overs. These attacks notably include the terror war, known as the Second Intifada, launched after the Palestinian rejection of statehood in 2000 at Camp David, which killed and injured thousands of Israelis, and continual assaults from Gaza, even after Israel’s 2005 disengagement from the territory, leading up to October 7.5

The use of the term apartheid blatantly misrepresents this political context in our view and erases the essential security needs of Israel to defend itself against these many existential threats. In fact, weapons like the Iron Dome’s Tamir missiles, which utilize Raytheon components,6 have successfully intercepted thousands of missiles launched at Israeli civilian population centers from within Gaza’s civilian sites – including mosques, schools, hospitals, and cultural centers – and have saved countless lives.7

The assertion of apartheid in the proposal is not only egregiously false, but profoundly alarming in light of the events on October 7, 2023. On that day, Hamas, a US and EU designated Foreign Terrorist Organization,8 attacked Israel, murdering 1,200 people and taking more than 240 hostages, including children and the elderly, and committed mass rapes and other acts of horrific sexual violence.9 As President Biden stated, this was the “deadliest day for the Jewish people since the Holocaust.”10

4 https://www.ejiltalk.org/uncomfortable-truths-how-hrw-errs-in-its-definition-of-israeli-apartheid-what-is-missing-and-what-are-the-implications/; https://www.ngo-monitor.org/reports/apartheid-report/

5 https://www.ngo-monitor.org/reports/apartheid-report-2022/

6 https://www.rtx.com/raytheon/what-we-do/integrated-air-and-missile-defense/irondome

7 https://www.timesofisrael.com/liveblog_entry/idf-9500-rockets-fired-at-israel-since-oct-7-including-3000-in-1st-hours-of-onslaught/

8 https://www.state.gov/foreign-terrorist-organizations/

9 https://oct7map.com/; https://www.nytimes.com/2023/12/28/world/middleeast/oct-7-attacks-hamas-israel-sexual-violence.html

10 https://www.whitehouse.gov/briefing-room/speeches-remarks/2023/10/18/remarks-by-president-biden-on-the-october-7th-terrorist-attacks-and-the-resilience-of-the-state-of-israel-and-its-people-tel-aviv-israel/

The Proposal contains information that could embolden antisemitism.

Labeling Israel as an apartheid state risks blurring the lines between criticism of Israeli policies and feeding into antisemitic assertions which demonize the Jewish state and the Jewish connection to Israel. Moreover, falsely singling out Israel with a term linked to severe injustice and discrimination could embolden hostility directed against Jews in the United States and beyond. According to the Anti-Defamation League (ADL), antisemitic incidents in the US have surged by 360 percent since October 7, 2023.11

The Proposal contains information that seeks to delegitimize Israel’s right to exist.

RTX is a divestment target of the American Friends Service Committee,12 an organization that actively promotes BDS and falsely accuses Israel of “apartheid against Palestinians.”13

The ADL believes that many of the founding goals of the BDS movement, which effectively reject or ignore the Jewish people’s right of self-determination, or that, if implemented, would result in the eradication of the world’s only Jewish state, are antisemitic.14

Under the International Holocaust Remembrance Alliance’s15 (IHRA) Working Definition of Antisemitism, adopted by more than 40 countries, 35 states, hundreds of organizations, and most recently embraced by the U.S. National Strategy to Counter Antisemitism,16 the claim that the existence of Israel is a racist endeavor, is a form of antisemitism.

Words matter and shareholders CANNOT separate the resolved statement of this proposal from its supporting statement. We believe that:

11 https://www.adl.org/resources/press-release/us-antisemitic-incidents-skyrocketed-360-aftermath-attack-israel-according

12 https://investigate.afsc.org/company/rtx

13 https://www.ngo-monitor.org/ngos/american_friends_service_committee_afsc_/

14 https://www.adl.org/resources/backgrounder/boycott-divestment-and-sanctions-campaign-bds

15 https://holocaustremembrance.com/resources/working-definition-antisemitism

16 https://www.whitehouse.gov/wp-content/uploads/2023/05/U.S.-National-Strategy-to-Counter-Antisemitism.pdf

A vote for Proposal 7 is a vote in support of defaming Israel as an apartheid state.

A vote for Proposal 7 is a vote in support of emboldening antisemitism.

A vote for Proposal 7 is a vote in support of delegitimizing Israel’s right to exist.

Leaders across North America17 and Europe18 have rejected the apartheid slur as false and discriminatory and for the same reason we urge RTX shareholders to do the same by voting AGAINST Proposal 7.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

About JLens:
JLens’ mission is to empower investors to align their capital with Jewish values and advocate for Jewish communal priorities in the corporate arena. Founded in 2012 to give the Jewish community a strategic presence in this influential arena, JLens promotes Jewish values and interests, including combating antisemitism and Israel delegitimization. More at www.jlensnetwork.org.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to RTX Corporation’s instructions.

17 https://jewishchronicle.timesofisrael.com/bipartisan-outrage-directed-at-amnesty-international-report-accusing-israel-of-apartheid/

18 https://www.timesofisrael.com/we-do-not-agree-uk-rejects-amnesty-report-accusing-israel-of-apartheid/